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                                                                      EXHIBIT 2


                                                                       03-11-99

Board of Directors
TSI Incorporated
Attn:  Mr. James E. Doubles
Chairman and Chief Executive Officer
500 Cardigan Road
Shoreview, Minnesota 55126-3996

Gentlemen:

     I have for some time been an admirer of TSI and currently own 361,400 shares of its common stock, or approximately 3% of the outstanding shares. TSI's business prospects seem exciting, and it is disappointing that the public stock market for micro-capitalization companies like TSI does not reflect its past results and future prospects. Unfortunately, this does not seem likely to change in the near future.

     As you know, I have had a "get acquainted" meeting with a committee of your Board (consisting of Messrs. Carlson and Sullivan) and a similar meeting with Jim Doubles. The purpose of this letter is to convey to you my strong interest in forming with TSI's current management a private company to acquire TSI by means of a cash merger. Such a transaction would allow TSI to proceed with its business under its current management without the need to address the demands of the public stock market. It would also provide liquidity to TSI's stockholders at an attractive price.

     With your permission, we would like to promptly (i) enter into a nondisclosure agreement with TSI, so that we can carry our due diligence beyond publicly filed documents, and (ii) enter into negotiations with your representatives with the objective of signing a definitive merger agreement. We anticipate that the cash price per share specified in the merger agreement would represent a significant premium over the $8 per share average price of TSI common stock in the past 52 weeks. Typically such premiums have been in the 30% range, and could be more if due diligence reveals greater values. Our attorneys have prepared a draft agreement and we are ready to sit down as soon as possible with your representatives.

     We anticipate that the merger agreement would provide for multi-year employment agreements and meaningful equity participation in the acquiring entity for current management. The merger agreement would provide that after the merger agreement was signed and announced, TSI would be entitled to consider offers from others. As a corollary, the merger agreement would provide a "break-up fee" to us in the event that another offer resulted in the merger agreement with us not

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being consummated. Our goal would be to have the merger agreement signed within 30 days and then promptly announced.

     We ask that you not disclose this letter (other than to your professional advisors) or make a public announcement concerning this letter without our consent. While we are not asking for a formal exclusivity period while we negotiate and attempt to arrive at a merger agreement, we are not interested in creating or entering into a bidding contest. Our view is that if we can reach an agreement, that is the appropriate point for TSI to make an announcement. There is then something to which the market can react.

     I would be happy to provide you with further information concerning Churchill, its track record and its financial capacity. We have acquired two public companies in the past and are proud of our record as owner of those businesses.

     We look forward to hearing from you as soon as possible. Please contact me at (612) 673-6701, or John Kopchik at (612) 673-6691.

                                   Sincerely,



                                   John J. Fauth










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